Exhibit No. 12.1

MUFG AMERICAS HOLDINGS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
(In millions, except ratios)	2014	2013	2012	2011	2010
EXCLUDING INTEREST ON DEPOSITS
Income (loss) before income taxes and including noncontrolling interests	$1,080	$844	$829	$1,055	$776
Fixed Charges:
Interest expense, excluding interest on deposits	170	159	156	155	112
Estimated interest component of net rental expense (a)	34	34	26	26	24
Total fixed charges	204	193	182	181	136
Income before income taxes and including noncontrolling interests, excluding fixed charges	$1,284	$1,037	$1,011	$1,236	$912
Ratio of earnings to fixed charges	6.29	5.37	5.57	6.82	6.69
INCLUDING INTEREST ON DEPOSITS
Fixed charges	$204	$193	$182	$181	$136
Add: Interest on deposits	238	248	214	204	286
Total fixed charges including interest on deposits	$442	$441	$396	$385	$422
Income before income taxes and including noncontrolling interests, excluding fixed charges as above	$1,284	$1,037	$1,011	$1,236	$912
Add: Interest on deposits	238	248	214	204	286
Total earnings before income taxes and including noncontrolling interests, excluding fixed charges, and including interest on deposits	$1,522	$1,285	$1,225	$1,440	$1,198
Ratio of earnings to fixed charges	3.44	2.91	3.09	3.74	2.84
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(a)	The proportion deemed representative of the interest factor.